Zurn Water Solutions Corporation

511 W. Freshwater Way
Milwaukee, Wisconsin 53204

April 25, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

VIA EDGAR

Re:          Zurn Water Solutions Corporation

Registration Statement on Form S-4

Filed April 5, 2022, as amended by Amendment No. 1 thereto filed April 22, 2022

File No. 333-264125

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-264125) (the “Registration Statement”) of Zurn Water Solutions Corporation. We respectfully request that the Registration Statement become effective as of 10:00 a.m., Eastern time, on April 26, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Howard A. Kenny at (212) 309-6843 or Paul A. Lakkis (212) 309-6923.

Very Truly Yours,

Zurn Water Solutions Corporation

By:	/s/ Jeffrey J. LaValle
Name:	Jeffrey J. LaValle
Title:	Vice President, General Counsel and Corporate Secretary

cc:        Morgan, Lewis & Bockius LLP